EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Year Ended December 31,	2009	2008	2007	2006	2005

	(dollars are in millions)

Income (loss) from continuing operations	$(7,450)	$(2,751)	$(4,378)	$1,485	$1,771
Income tax expense (benefit)	(2,620)	(1,166)	(913)	837	891

Income (loss) from continuing operations before income tax expense (benefit)	(10,070)	(3,917)	(5,291)	2,322	2,662

Fixed charges:
Interest expense	4,132	6,274	7,711	6,996	4,275
Interest portion of rentals(1)	37	37	59	50	50

Total fixed charges	4,169	6,311	7,770	7,046	4,325

Total earnings from continuing operations as defined	$(5,901)	$2,394	$2,479	$9,368	$6,987
Ratio of earnings to fixed charges	(1.42)	.38	.32	1.33	1.62

Preferred stock dividends(2)	57	57	58	57	125

Ratio of earnings to combined fixed charges and preferred stock dividends	(1.40)	.38	.32	1.32	1.57

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.